Kingtone Wirelessinfo Solution Holding Ltd Reports
Second Fiscal Quarter 2010 Unaudited Financial Results
2QFY10 Revenue Up 3.2% to $2.6 Million  from the Prior Year Period
2QFY10 Gross Profits Up 25.1% to $2.0 Million  from the Prior Year Period
2QFY10 Basic and Diluted Earnings per share of $0.13

Xi’an, China, July 22, 2010 — Kingtone Wirelessinfo Solution Holding Ltd (NASDAQ: KONE) (“Kingtone” or the “Company”), a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced unaudited financial results for the second quarter of fiscal year 2010. The financial statements and other information included in this press release are prepared primarily in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company will release the third quarter of fiscal year 2010 in early August along with a conference call.

Second Quarter Financial Highlights

●	Revenue increased 3.2% to $2.6 million from $2.5 million in the prior year period.

●	Gross profit increased 25.1% to $2.0 million from $1.6 million in the prior year period.

●	Gross margin increased to 78.1% from 64.5% in the prior year period.

●	Net income increased 16.2% to $1.33 million from $1.15 million in the prior year period.

●	Basic and diluted earnings per share were $0.13 as compared to $0.11 in the prior year period.

Year-to-Date Financial Highlights

●	Revenue increased 21.5% to $5.6 million from $4.6 million in the prior year period.

●	Gross profit increased 34.9% to $4.5 million from $3.3 million in the prior year period.

●	Gross margin increased to 80.9% from 72.8% in the prior year period.

●	Net income increased 39.0% to $3.09 million from $2.22 million in the prior year period.

●	Basic and diluted earnings per share were $0.31 as compared to $0.22 in the prior year period.

In December 2009, the Company through one of its subsidiaries, Xi’an Softech Co., Ltd. (“Softech”), entered into a series of agreements with Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”) for it to qualify as a Variable Interest Entity (“VIE”). Therefore subsequent financial statements will present Kingtone Information on a consolidated basis.

On March 23, 2010, the board has reached a resolution to change the fiscal year end of the Company and its wholly owned subsidiaries, Topsky Info-tech Holdings Pte Ltd. and Softech, from November 30 to September 30 so they have the same fiscal year end as Kingtone Information, the Company’s controlled operating subsidiary, or VIE.

“We are pleased with our performance during the second quarter” said Mr. Peng Zhang, Chief Executive Officer of the Company. “We continue to shift our focus from wireless system solutions to software solutions which carry much higher margins.  Revenues from this business grew 276.4% in the quarter as we continued to implement mobile police applications in Jilin, Sichuan and Shaanxi provinces, confirming our ability to grow in this sector. While the shift has temporarily slowed down growth in our top line, the impact on gross profit and overall gross margin, the latter reaching 78.1%, has been quite significant.  We are confident that we can expand our top line in the future, particularly in software solutions, and further increase shareholder return.”

Second Quarter Financial Performance

Net Revenues. Second quarter of fiscal year 2010 revenue increased by 3.2% to $2.59 million from $2.51 million in the comparable period of fiscal 2009. Revenue from software solutions increased by 276.4% to $2.03 million in the second quarter of fiscal year 2010 compared to $0.54 million in the second quarter of fiscal year 2009, mainly due to the increased number of completed mobile police projects.  Revenue from wireless system solution decreased by 71.4% to $0.56 million in the second quarter of fiscal year 2010 compared to $1.97 million in the prior year period, as the Company completed a relatively large project in the prior year period.

Gross Profit and Gross Margin. For the second quarter of fiscal year 2010, gross profit increased by 25.1 % to $2.03 million from $1.62 million in the prior year period. Gross margin for the second quarter of fiscal year 2010 was 78.1% compared to 64.5% in the second quarter of fiscal year 2009. Gross profit from software solutions increased by 333.3% to $1.93 million from $0.44 million and gross margin increased to 95.0% from 82.6% in the prior year period. Gross profit from wireless system solution decreased by 91.7% to $0.10 million from $1.17 million and gross margin decreased to 17.3% from 59.5% in the prior year period.  The increase in total gross margin was mainly due to the increased gross margin from software solutions comparing to the prior year period.

Operating Expenses. Total operating expenses for the second quarter of fiscal year 2010 were $0.45 million, compared to $0.22 million in the prior year period, represented an increase of 105.5%.

Selling and marketing expenses decreased by 4.0% to $0.07 million in the second quarter of fiscal year 2010 from $0.08 million for the same period in the prior year, and represented 2.9% and 3.1% of our revenues for the second quarter of fiscal year 2010 and 2009, respectively. We expect our selling and marketing expenses to increase in the near future as we increase our business development efforts, hire more sales personnel and initiate additional marketing programs to further build our brand.

General and administrative expenses were approximately $0.33 million in the second quarter of fiscal year 2010, an increase of 210.5% from $0.11 million as compared to the same period in the prior year, and represented 12.6% and 4.2% of our revenues for the second quarter of fiscal year 2010 and 2009, respectively. The Company expects its general and administrative expenses to increase further in the near future as it incurs costs to comply with the requirements imposed on a public company in the U.S. and to conduct financing and investor relations activities.

Research and development expenses were approximately $0.05 million in the second quarter of fiscal year 2010, an increase of 33.3% from $0.04 million as compared to the same period in the prior year, and represented 1.9% and 1.4% of our revenues for the second quarter of fiscal year 2010 and 2009, respectively. The Company expects its research and development expenses will increase in both dollar amount and as a percentage of revenues as it plans to hire more engineers, upgrade our middleware platform and develop new software applications.

Income from Operations. Income from operations  increased by 12.6% to $1.58 million in the second quarter of fiscal year 2010 from $1.40 million in the comparable period of fiscal 2009, primarily due to the growth in gross profit. Operating margin for the second quarter of fiscal year 2010 and 2009 were 60.9% and 55.8%, respectively.

Net Income. Net income was $1.33 million in the second quarter of fiscal year 2010, compared to $1.15 million in the prior year’s second quarter, an increase of 16.2%. Net income as of total net revenues was 51.5% and 45.7% for the second quarter of fiscal year 2010 and 2009, respectively. Basic and diluted earnings per share were $0.13 in the second quarter of fiscal year 2010, compared to $0.11 in the prior year period.

Year-to-Date Financial Performance

Net Revenues. For the six months ended March 31, 2010, total net revenues increased by 21.5% to $ 5.57 million from $4.58 million in the comparable period of fiscal 2009. Revenue from software solutions increased by 82.9% to $4.18 million for the six months ended March 31, 2010 compared to $2.28 million for the same period prior year, mainly due to increased projects in mobile police application.  Revenue from wireless system solution decreased by 39.5% to $1.39 million for the six months ended March 31, 2010 compared to $2.30 million in the prior year period, as the Company shifted more focus on software applications in an effort to maintain sustainable profit margin.

Gross Profit and Gross Margin. For the six months ended March 31, 2010, gross profit increased by 34.9 % to $4.50 million from $3.34 million in the prior year period. Gross margin for the six months ended March 31, 2010 was 80.9%, compared to 72.8% for the same period in the period year. Gross profit from software solutions increased by 96.6% to $3.93 million from $2.00 million and gross margin increased to 94.2% from 87.6% in the prior year period. Gross profit from wireless system solution decreased by 57.4% to $0.57 million from $1.34 million with gross margin decreased to 40.9% to from 58.2% in the prior year period.

Operating Expenses. Total operating expenses for the six months ended March 31, 2010 were $0.72 million, comparing to $0.50 million in the prior year period, representing an increase of 45.1%.

Selling and marketing expenses decreased by 4.6% to $0.17 million for the six months ended March 31, 2010 from $0.18 million for the same period prior year, and represented 3.0% and 3.8% of our revenues for the six months ended March 31, 2010 and 2009, respectively. As mentioned above, the Company expects its selling and marketing expenses to increase in the near future as we increase our business development efforts, hire more sales personnel and initiate additional marketing programs to further build our brand.

General and administrative expenses were approximately $0.47 million for the six months ended March 31, 2010, an increase of 81.4% from $0.26 million comparing to the same period prior year, and represented 8.4% and 5.6% of our revenues for the six months ended March 31, 2010 and 2009, respectively. As mentioned above, the Company expects its general and administrative expenses to increase further in the near future as it incurs costs to comply with the requirements imposed on a public company in the U.S. and to conduct financing and investor relations activities.

Research and development expenses were approximately $0.09 million for the six months ended March 31, 2010, an increase of 34.4% from $0.06 million comparing to the same period prior year, and represented 1.5% and 1.4% of our revenues for the six months ended March 31, 2010 and 2009, respectively. As mentioned above, the Company expects its research and development expenses will increase in both dollar amount and as a percentage of revenues as it plans to hire more engineers, upgrade our middleware platform and develop new software applications.

Income from Operations. Income from operations increased by 33.1% to $3.78 million for the six months ended March 31, 2010 from $ 2.84 million in the comparable period of fiscal 2009, primarily due to the growth in net revenues. Operating margin for the six months ended March 31, 2010 and 2009 were 67.9% and 62.0%, respectively.

Net Income. Net income was $3.09 million for the six months ended March 31, 2010, compared to $2.22 million in the prior year, an increase of 39.0%. Net income as of total net revenues was 55.5% and 48.5% for the six months ended March 31, 2010 and 2009, respectively. Basic and diluted earnings per share was $0.31 for the six months ended March 31, 2010, compared to $0.22  for the same period prior year.

Cash and Cash Equivalents. As of March 31, 2010, the Company had cash and cash equivalents of $0.55 million, compared to $0.34 million as of November 30, 2009, our last fiscal year end. Cash flows used in operating activities for the six months ended March 31, 2010 were approximately $0.69 million, compared to approximately $1.54 million cash flows provided by operating activities in the prior year period. Depreciation and amortization expenses were $0.07 million for the six months ended March 31, 2010 and 2009, respectively. Cash flows provided by financing activities were approximately $0.90 million for the six months ended March 31, 2010, compared to $1.40 million cash flows used by financing activities a year ago.

Financial Outlook

The Company reaffirms the guidance of total net revenues for the full fiscal year of 2010 in the range of $15.6 million to $17.4 million, as compared to total net revenues of $11.2 million for the full fiscal year of 2009, and net income for the full fiscal year of 2010 in the range of $7.6 million and $8.1 million, as compared to net income of $5.3 million for the full fiscal year of 2009.

Conference Call

The Company will host a conference call to discuss its second quarter of fiscal year 2010 financial results at 8:30a.m. EDT on Thursday, July 22, 2010. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer, Ms. Ying Yang, Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: (877) 407-8035

International: (201) 689-8035

Conference ID #: 354334

A replay of the call will be available until 11:59 PM EDT on August 4, 2010.

To access the replay, please dial any of the following numbers:

USA Toll Free: (877)-660-6853

International: (201) 612-7415

Replay Passcodes (both required for playback):

Account #: 286

Conference ID #: 354334

The conference call will be webcast live by Vcall and can be accessed http://www.InvestorCalendar.com .

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone’s website at www.kingtoneinfo.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated May 14, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contact Information
Kingtone WirelessInfo Solution Holding Ltd
Ms. Ying Yang, Chief Financial Officer
Tel: +1-626-623-2575 (US)
        +86-134-6895-0909 (China)
Email: yangying@kingtoneinfo.com

Christensen
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com

Yuanyuan Chen
Tel: +86-10-5971-2001
Email:  ychen@christensenir.com

Kathy Li
Tel:   +1-480-614-3036
Email: kli@christensenir.com

KINGTONG WIRELESSINFO SOLUTON HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of November 30,
	2010	2009
	(Unaudited)
	(Consolidated)	(Consolidated and combined)
	(see Note b below)	(see Note a below)
ASSETS
Current assets
Cash and cash equivalents	$545	$344
Accounts receivable, net of allowance	5,463	2,353
Advance to suppliers	442	-
Unbilled revenue	-	178
Due from related companies	4	-
Inventories, net	91	127
Other receivables	427	1,012
Total Current Assets	6,972	4,014
Non-current assets
Property and Equipment, net	1,646	1,693
Deposit to purchase building	12,203	12,200
Total asset	$20,821	$17,907

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
Accounts payable	$895	$1,409
Advances from customers	106	1,398
Other payables and accruals	962	559
Taxes payable	896	601
Short-term loan	3,437	3,437
Deferred income	21	-
Due to shareholders	1,100	200
Dividend payable	1,177	1,177
Total Current Liabilities	8,594	8,781

Commitments and contingencies

Stockholders' equity
Common stock ($.001 par value, 100,000,000 shares authorized,	$10	$10
and 10,000,000 shares issued and outstanding)
Paid in capital	-	6,897
Additional paid in capital	7,113	216
Appropriated retained earnings	843	231
Unappropriated retained earnings	3,135	657
Accumulated other comprehensive income	1,126	1,115

Total Stockholders' Equity	12,227	9,126

Total liabilities and stockholders' Equity	$20,821	$17,907

( Note a - Represents the balance sheets as of November 30, 2009 of the Company and its wholly owned subsidiaries on a consolidated basis which are combined with the balance sheet as of September 30, 2009 of the Company’s affiliate, Kingtone Information)
( Note b - Represents the balance sheets as of March 31, 2010 of the Company, its wholly owned subsidiaries and its Variable Interest Entity (“VIE”), Kingtone Information, on a consolidated basis.)

KINGTONG WIRELESSINFO SOLUTON HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
	(see Note d below)	(see Note c below)
Revenues
Software solution	$2,029	$539
Wireless system solution	564	1,974
Total revenues	2,593	2,513
Cost of sales
Software solution	101	94
Wireless system solution	466	799
Total cost of sales	567	893
Gross profit	2,026	1,620

Operating expenses
Selling and marketing expenses	74	77
General and administrative expenses	326	105
Research and development expenses	48	36
	448	218
Income from operations	1,578	1,402

Other income(expense)
Subsidy income	44	29
Interest expense	(68)	(79)
Other income	35	-
	11	(50)
Income before income tax expenses	1,589	1,352
Income tax expenses	254	203
Net income	$1,335	$1,149
Other comprehensive income
Foreign currency translation gain	11	12
Comprehensive income	$1,346	$1,161

Earnings per common share:
Basic and Diluted	$0.13	$0.11

Weighted average number of common shares outstanding
Basic and Diluted	10,000,000	10,000,000

( Note c - Represents solely the statements of income and comprehensive income of Kingtone Information.)
( Note d - Represents the statements of income and comprehensive income of the Company, its wholly owned subsidiaries and its VIE, Kingtone Information, on a consolidated basis.)

KINGTONG WIRELESSINFO SOLUTON HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the six months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
	(see Note d below)	(see Note c below)
Revenues
Software	$4,176	$2,283
Wireless system solution	1,391	2,299
Total revenues	5,567	4,582
Cost of sales
Software	244	283
Wireless system solution	822	962
Total cost of sales	1,066	1,245
Gross profit	4,501	3,337

Operating expenses
Selling and marketing expenses	167	175
General and administrative expenses	468	258
Research and development expenses	86	64
	721	497
Income from operations	3,780	2,840

Other expense
Subsidy income	44	29
Interest expense	(140)	(241)
Other expense	(12)	-
	(108)	(212)
Income before income tax expenses	3,672	2,628
Income tax expenses	582	406
Net income	$3,090	$2,222
Other comprehensive income
Foreign currency translation gain	11	13
Comprehensive income	$3,101	$2,235

Earnings per common share:
Basic and Diluted	$0.31	$0.22

Weighted average number of common shares outstanding
Basic and Diluted	10,000,000	10,000,000

( Note c - Represents solely the statements of income and comprehensive income of Kingtone Information.)
( Note d - Represents the statements of income and comprehensive income of the Company, its wholly owned subsidiaries and its VIE, Kingtone Information, on a consolidated basis.)

KINGTONG WIRELESSINFO SOLUTON HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASHFLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)
	For the six months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities	(see Note d below)	(see Note c below)
Net income	$3,090	$2,222
Adjustments to reconcile net income to net cash (used in)/provide by operating activities
Depreciation and amortization	65	68
Provision for doubtful debts	-	9

Changes in operating assets and liabilities
Accounts receivable	(3,109)	(807)
Unbilled revenue	177	-
Other receivables, net	(105)	(111)
Advance to suppliers	248	(642)
Inventories	36	(979)
Accrued payroll	2	0
Tax payable	294	574
Accounts payable	(515)	1,200
Advance from customers	(1,293)	82
Other payable	401	(24)
Deferred Income	21	(50)
Net cash (used in)/provided by operating activities	(688)	1,543

Cash flows from investing activities
Purchases of vehicles and office equipment	(18)	(7)
Net cash used in investing activities	(18)	(7)

Cash flows from financing activities
Short-term borrowing (Repayment of short-term loan)		(73)
Decrease in amounts due to related-party companies	(4)	(1,619)
Increase in amounts due to shareholders	900	294
Net cash provided by/(used in)financing activities	896	(1,398)

Effect of exchange rate changes on cash	8	(1)

Net increase in cash and cash equivalents	201	137
Cash and cash equivalents at beginning of year	344	9
Cash and cash equivalents at end of year	$545	$146

Supplemental disclosure of cash flow information
Interest paid	$139	$240
Income taxes paid	$92	$175

( Note c - Represents solely the statements of cashflows of Kingtone Information.)
( Note d - Represents the statements of cashflows of the Company, its wholly owned subsidiaries and its VIE, Kingtone Information, on a consolidated basis.)